UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
 WASHINGTON, D.C. 20549

FORM 11-K

[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2002

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number 1-9114

A.	Full title of the plan and address of the plan, if different from that of the issuer named below:

Mylan Puerto Rico Profit Sharing Employee Savings Plan

B.	Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

Mylan Laboratories Inc. 1500 Corporate Drive Suite 400 Canonsburg, Pennsylvania 15317

REQUIRED INFORMATION

1.	The Financial Statements and Schedule of Mylan Puerto Rico Profit Sharing Employee Savings Plan, prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974, as amended.

Exhibits:

23.	Consent of Deloitte & Touche LLP, independent auditors.

99.1	Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

INDEPENDENT AUDITORS’ REPORT
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
NOTES TO FINANCIAL STATEMENTS
SUPPLEMENTAL SCHEDULE
SCHEDULE H, LINE 4I — SCHEDULE OF ASSETS (HELD AT END OF YEAR)
EX-23 Consent
EX-99.1 Certification

MYLAN PUERTO RICO PROFIT SHARING
EMPLOYEE SAVINGS PLAN
DECEMBER 31, 2002 AND 2001

Page

INDEPENDENT AUDITORS’ REPORT	1

FINANCIAL STATEMENTS:

Statements of Net Assets Available for Benefits as of December 31, 2002 and 2001	2

Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2002	3

Notes to Financial Statements	4-7

SUPPLEMENTAL SCHEDULE AT DECEMBER 31, 2002:

Schedule H, Line 4i — Schedule of Assets (Held at End of Year)	9

INDEPENDENT AUDITORS’ REPORT

To the Participants and Plan Administrators of the
   Mylan Puerto Rico Profit Sharing Employee Savings Plan:

We have audited the accompanying statements of net assets available for benefits of Mylan Puerto Rico Profit Sharing Employee Savings Plan (the “Plan”) as of December 31, 2002 and 2001, and the related statement of changes in net assets available for benefits for the year ended December 31, 2002. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2002 and 2001, and the changes in net assets available for benefits for the year ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audit of the basic 2002 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ Deloitte & Touche LLP
San Juan, Puerto Rico
June 5, 2003

MYLAN PUERTO RICO PROFIT SHARING
EMPLOYEE SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2002 AND 2001

	2002	2001

ASSETS:

INVESTMENTS, at fair value	$5,334,549	$4,965,465

RECEIVABLES:

Employers’ contributions	409,086	284,694

Participants’ contributions	5,190	8,119

Other	932	611

Total receivables	415,208	293,424

TOTAL ASSETS	5,749,757	5,258,889

TOTAL LIABILITIES- Bank overdraft	29,827	—

NET ASSETS AVAILABLE FOR BENEFITS	$5,719,930	$5,258,889

See notes to financial statements.

MYLAN PUERTO RICO PROFIT SHARING
EMPLOYEE SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 2002

ADDITIONS:

Interest	$95,497

Dividends	7,217

Employee contributions	160,833

Employer contributions	540,042

Total additions	803,589

DEDUCTIONS:

Net depreciation in fair value of investments	237,650

Benefits paid to participants	104,898

Total deductions	342,548

NET INCREASE	461,041

NET ASSETS AVAILABLE FOR BENEFITS:

Beginning of year	5,258,889

End of year	$5,719,930

See notes to financial statements.

MYLAN PUERTO RICO PROFIT SHARING
EMPLOYEE SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2002

1.	DESCRIPTION OF THE PLAN

General - The Mylan Puerto Rico Profit Sharing Employee Savings Plan (the “Plan”) was a noncontributory defined contribution plan covering all employees of Mylan Inc. and Mylan Caribe Inc. (collectively, the “Company”) through March 31, 2001. On March 29, 2001, Mylan Laboratories Inc. (the “Plan Sponsor”) approved a plan to amend and restate the Plan, among other things, to add a cash or deferred arrangement under Section 1165(e) of the Internal Revenue Code of Puerto Rico, to provide for participant directed accounts and to limit all distributions to the lump-sum form, effective April 1, 2001. The Plan, as amended and restated, is a defined contribution plan and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The following description of the Plan provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

In connection with the foregoing, effective April 1, 2001, the Plan appointed Banco Popular (the “Trustee”) as the trustee and American Express Retirement Services (the “Recordkeeper”) as the recordkeeper and subsequently liquidated and transferred all assets of the Plan to the Trustee. Such assets were then reinvested by the Recordkeeper at the direction of the participants. All of the Plan’s assets are held by Banco Popular. The Plan also changed its year-end from a fiscal year end of March 31 to a calendar year end of December 31, effective December 31, 2001.

Contributions – Effective April 1, 2001, each year, participants may contribute up to 50% of pretax annual compensation, as defined in the Plan, not exceeding the maximum deferral amount specified by Puerto Rico law. Participants may also contribute amounts representing distributions from other qualified defined benefit or contribution plans. All contributions to the Plan are directed by the participants to specific assets, specific funds or other investments permitted under the Plan. The Plan currently offers eight mutual funds and the Plan Sponsor’s common stock as investment options for participants. The Company contributes a matching contribution equal to 100% of the participant’s salary deferral contribution, up to 4% of the participant’s annual eligible compensation. In addition, the Company may contribute, at its sole discretion, an additional amount (“discretionary contribution”) to the Plan each calendar year, to be allocated among the participants based on a uniform percentage of each participant’s annual compensation for that year. The discretionary contribution shall be determined separately for each entity in the Company’s controlled group participating in the Plan.

Participant Accounts - Each participant’s account is funded with the participant’s contribution and allocations of (a) the Company’s contributions (b) Plan earnings and (c) forfeitures of terminated participants’ nonvested accounts. Allocations are based on the participant account balances or compensation, as defined, as appropriate. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting- Participants are vested immediately in their contributions, Company matching contributions plus actual earnings thereon. The discretionary contributions are vested based on a seven year schedule as follows:

Years of	Vested
Service	Percentage

3	20%

4	40

5	60

6	80

7 or more	100

All participants are fully vested at age 65.

Participant Loans – Participants may borrow from their fund accounts a minimum of $1,000, up to a maximum of $50,000 or 50% of their vested account balance, whichever is lower, subject to hardship provisions. The maximum term of a loan is 15 years for primary residence loans and a maximum term of 5 years for other hardship loans. The loans are secured by the balance in the participant’s account and bear interest at a rate equal to the prime rate plus 1%, as established or used by the Recordkeeper. Principal and interest are paid ratably through payroll deductions.

Payment of Benefits— Upon termination of service, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution. Benefits are recorded by the Plan when paid.

Forfeitures— Company contributions that are not vested upon termination of employment are forfeited and will be used to reduce future Company contributions. For the year ended December 31, 2002, no forfeitures were used to off-set current year employer matches.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation—The financial statements of the Plan have been prepared on the accrual basis of accounting and in conformity with accounting principles generally accepted in the United States of America.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the plan administrator to make estimates and assumptions that could affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates.

Risks and Uncertainties—The Plan utilizes various investment instruments including mutual funds, stocks, bonds and notes. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participant account balances and the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits.

Investment Valuation and Income Recognition—The Plan’s investments are stated at fair value. Shares of mutual funds and common stock are valued at quoted closing market prices which, for mutual funds, represent the Net Asset Value (NAV) of shares held by the Plan at year-end. Money market funds and the common/collective trust funds are stated at fair value which approximates cost plus accumulated interest earnings less distributions to date.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. The loans to participants are valued at cost plus accrued interest, which approximates fair value.

Administrative Expenses— All mutual funds incur expenses that reduce earnings in the fund and are reflected in the daily NAV. The amount of these expenses, stated as a percentage of assets is called an expense ratio. The NAVs for the mutual funds are listed publicly and the same NAV applies whether the mutual fund is purchased on the open market or through the Plan. Expense ratios charged by mutual funds cover costs relating to investing, such as the mutual fund managers’ asset management fees and cost related to administration of the fund. Examples of administrative costs include issuing quarterly statements, operating a service center and having toll-free numbers available for the participants. Expenses incurred by the mutual funds are netted against earnings of the respective funds in the accompanying statement of changes in net assets available for benefits. Administrative expenses, including trustee, legal, auditing and other fees, are paid by the Company and, as such, are not expenses of the Plan.

Reclassifications- Certain prior year amounts have been reclassified to conform to the current year presentation.

3.	INVESTMENTS

The following presents investments that represent 5% or more of the Plan’s net assets available for benefits at December 31:

	2002	2001

AET Income II Fund	$2,374,387	$1,886,780

PIMCO Total Return Fund	1,182,539	1,156,960

AXP New Dimensions Fund (Class Y)	315,993	476,561

Mylan Laboratories Inc.- Common Stock	656,818	398,138

Davis New York Venture Fund (Class A)	224,680	320,415

During 2002, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) (depreciated) appreciated in value as follows:

Mutual Funds	$(299,933)

Common/Collective Trust Funds	61,097

Mylan Laboratories Inc.- Common Stock	1,186

Total	$(237,650)

4.	PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

5.	TAX STATUS

The Secretary of the Treasury for the Commonwealth of Puerto Rico (the “Secretary”) has ruled that Mylan Laboratories Inc. Employees Profit Sharing Plan, the former plan of Mylan, Inc. Profit Sharing Plan, the predecessor plan, qualified for tax exemption under present Internal Revenue Code of Puerto Rico (the “Puerto Rico Code”), as amended, effective April 1, 1989.

Although the Plan has not yet filed for a Secretary tax determination letter, the Plan Sponsor believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Puerto Rico Code. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

6.	RELATED-PARTY TRANSACTIONS

Certain Plan investments are shares of Mylan Laboratories Inc. common stock. Mylan Laboratories Inc. is the Plan sponsor and therefore qualifies as a related party. At December 31, 2002 and 2001, the Plan held an investment of 28,230 and 15,925 shares of Mylan Laboratories Inc. common stock, respectively. The fair value of the common stock fund at December 31, 2002 and 2001 was $656,818 and $398,138, respectively. For the year ended December 31, 2002, the Plan purchased 38,528 shares of Mylan Laboratories Inc. common stock at a cost of $833,345. For the year ended December 31, 2002, the Plan sold 26,223 shares of Mylan Laboratories Inc. common stock with proceeds of $575,853.

Certain Plan investments consist of investments in funds administered by the Trustee of the Plan, and therefore, these transactions qualify as party-in-interest transactions.

* * * * * *

SUPPLEMENTAL SCHEDULE

MYLAN PUERTO RICO PROFIT SHARING
EMPLOYEE SAVINGS PLAN
SCHEDULE H, LINE 4I — SCHEDULE OF ASSETS (HELD AT END OF YEAR)
EIN 66-0473857, PLAN 001

(A)	(B)	(C)	(D)	(E)
		Description of Investment
		including maturity rate of
	Identity of Issue, Borrower,	interest, collateral, par		Current
	Lessor or Similar Party	maturity value	Cost	Value

*	Banco Popular	PIMCO Total Return Fund	$1,189,856	$1,182,539

*	Banco Popular	AXP New Dimensions Fund (Y)	345,595	315,993

*	Banco Popular	Davis New York Venture Fund-Class A	255,281	224,680

*	Banco Popular	RS Emerging Growth Fund	129,970	121,721

*	Banco Popular	Janus Overseas Fund	83,608	81,299

*	Banco Popular	Mutual Shares Fund (A)	38,659	34,107

*	Banco Popular	AET Income II Fund	2,293,012	2,374,387

*	Banco Popular	AET Equity Index II Fund	59,110	61,566

*	Banco Popular	AET Money Market II Fund	58,044	58,044

*	Mylan Laboratories Inc.	Common Stock	593,424	656,818

*	Participant Loan Fund	Maturity dates through 9/3/2017 and interest rates ranging from 5.75% to 7.75%	223,395	223,395

		Total investments	$5,269,954	$5,334,549

	* Party-in-interest

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

MYLAN PUERTO RICO PROFIT SHARING EMPLOYEE SAVINGS PLAN

June 30, 2003	/s/ Edward J. Borkowski Edward J. Borkowski, Chief Financial Officer

/s/ Karen Reuther Karen Reuther, Plan Administrator